

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

CORRECTED
October 22, 2014

Via E-mail
David C. Milne
General Counsel, Chief Administrative Officer,
Corporate Secretary and Chief Compliance Officer
Symmetry Surgical Inc.
3034 Owen Drive
Antioch, Tennessee 37013

Re: Symmetry Surgical Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 8, 2014
File No. 333-198596

Dear Mr. Milne:

We have reviewed your registration statement and have the following comments.

OEM Solutions Business Unaudited Prospective Financial Information, page 48

1. We note your response to prior comment 8 and we will continue to evaluate your response to prior comment 11 after you provide us on a supplemental basis with a copy of any board books relating to the August 3, 2014 meeting.

Six Months ended June 28, 2014 compared to six months ended June 29, 2013, page 128

2. We note your revisions in response to prior comment 23; however, it continues to be unclear how product mix shifted such that gross profit was favorably impacted. Specifically, it is unclear to what "higher margin products" and "lower margin products" you are referring and how the relative proportion of each changed. Please revise to clarify.

Contractual Obligations and Commercial Commitments, page 134

3. We note your response to prior comment 25 regarding excluding debt from the tables because it will not be incurred in connection with the merger and separation. Regardless of that purpose, if you intend to draw material amounts on the debt facility after completion of the transactions for any other purpose, please ensure your document describes that plan to shareholders.

Note 14 – Product and Geographic Information, page F-22

4.   We note from your revised disclosures in response to prior comment 27 that you do not manage your business based on the product categories disclosed on page 97. However, your response did not explain to us how you considered the guidance from FASB ASC paragraph 280-10-50-40, which indicates that you should report the revenues from external customers for each product and service or each group of similar products.

Symmetry Surgical Business, Unaudited Pro Forma Combined Financial Statements, page F-25

5.   We note from your response and revised disclosures in response to prior comment 28 that SMI is responsible for approximately $36 million of costs to be incurred at the closing of the transaction. Additionally, it appears from your disclosures on page 64 that Symmetry Surgical will assume these costs on behalf of SMI under the separation agreement. Please clarify if these costs will be assumed by Symmetry Surgical under the separation agreement. Revise your disclosures as necessary.

Item 21. Exhibits and Financial Statement Schedules, page II-2

6.   Please expand your response to prior comment 29 to clarify the nature of the information included in the appendices, exhibits and schedules missing from Exhibits 10.1-10.4. For example, are these attachments currently blank and will be completed only upon completion of the transactions? Or are the attachments in "form" of the intended attachment, to be executed only after completion of the transactions? While we do not object to filing the agreements in their entirety upon execution, the missing attachments should also be filed prior to execution even if merely in "form" of the intended agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Mary Beth Breslin, Senior Counsel, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (by E-mail):   James Lidbury—Ropes & Gray, LLP
Rachel Phillips—Ropes & Gray, LLP